Exhibit 12.1

3D SYSTEMS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,		Twelve months ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Fixed charges
Interest on debt and capitalized leases	2,226,322	143,049	1,680,415	587,252	617,992	917,682	1,829,727
Amortization of debt discount and expense	959,918	—	409,219	—	—	—	—
Interest element of rentals	394,605	206,793	911,754	658,341	568,431	632,700	899,766

Total fixed charges	3,580,845	349,842	3,001,388	1,245,593	1,186,423	1,550,382	2,729,493

Earnings
Net income (loss)	6,188,000	6,822,000	35,420,000	19,566,000	1,139,000	(6,154,000)	(6,740,000)
Addback:
Extraordinary charge	—	—	—	—	—	—	—
Loss from discontinued operation	—	—	—	—	—	—	—
Consolidated provision for income taxes	1,100,000	885,000	(2,974,000)	173,000	774,000	294,000	491,000
Fixed charges	3,580,845	349,842	3,001,388	1,245,593	1,186,423	1,550,382	2,729,493

Subtotal earnings	10,868,845	8,056,842	35,447,388	20,984,593	3,099,423	(4,309,618)	(3,519,507)

Less : Undistributed earning of less-than-50% owned affiliates	—	—	—	—	73,000	—	—

Total earnings	10,868,845	8,056,842	35,447,388	20,984,593	3,026,423	(4,309,618)	(3,519,507)

Ratio of earnings to fixed charges	3.0	23.0	11.8	16.8	2.6	(2.8)	(1.3)

Interest on Rentals Worksheet	03/31/12	03/31/11	2011	2010	2009	2008	2007
Rental expense	1,185,000	621,000	2,738,000	1,977,000	1,707,000	1,900,000	2,702,000
Company interest factor	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Interest component of rent expense	394,605	206,793	911,754	658,341	568,431	632,700	899,766